Exhibit 99.1

Investor Contact:

Andrew G. Backman

Global Head of Investor Relations

andrew.backman@kornit.com

Kornit Digital Reports First Quarter 2023 Results

●	First quarter revenues of $47.8 million, in line with prior guidance

●	First quarter GAAP net loss of $18.9 million; non-GAAP net loss of $13.4 million

●	MAX upgrades drive strong quarter for Services

●	Double-digit year-over-year impressions growth from several strategic customers

●	New Atlas MAX Poly and Direct-to-Fabric customers added in key textile regions

●	Set to showcase new break-through solutions at June ITMA tradeshow in Milan, Italy

Rosh-Ha’Ayin, Israel – May 10, 2023 – Kornit Digital Ltd. (“Kornit” or “the Company”) (Nasdaq: KRNT), a worldwide market leader in sustainable, on-demand, digital fashionX and textile production technologies, reported today its results for the first quarter ended March 31, 2023.

“Promising indicators emerged during the first quarter in certain parts of our business, despite the persistent macroeconomic pressures,” said Ronen Samuel, Kornit’s Chief Executive Officer. “These indicators included the double-digit year-over-year impressions growth from several of our larger direct-to-garment (DTG) strategic accounts in the customized design market, and the continued adoption of our MAX technology. While capacity utilization is still not optimal, we see immense opportunities unfolding with major demand generating platforms and expect this market to resume growth as overall macro conditions improve.”

Mr. Samuel continued, “With our MAX technology as the cornerstone, we’ve been steadily gaining momentum on our strategy in targeting brands, retailers, and their global fulfillers, all of whom will greatly benefit from Kornit’s sustainable on-demand digital solutions, instead of existing analog production. We had a strong quarter for Atlas MAX Poly, and continued to strengthen our market-leading position in direct-to-fabric (DTF) with Presto MAX. The progress made in the first quarter offers additional proof points that our MAX technology is becoming the industry standard and an excellent solution that offers top retail quality output, increased productivity, better cost efficiencies, and new product capabilities and offerings.”

Mr. Samuel concluded, “We are excited to attend the upcoming ITMA tradeshow in Milan, where we will demonstrate how digital production goes mainstream with sustainable on-demand manufacturing at scale. We will showcase a diverse range of new cutting-edge DTF and DTG solutions, including unveiling our highly anticipated Apollo, which will revolutionize markets traditionally served by analog. These new systems and solutions significantly extend the breadth of print applications and offer levels of automation never before seen in any of the markets we serve.”

First Quarter 2023 Results of Operations

●	Total revenue for the first quarter of 2023 was $47.8 million compared with $83.3 million in the prior year period, primarily due to expected lower systems revenues.

●	GAAP gross profit margin for the first quarter of 2023 was 27.4% compared with 40.1% in the prior year period. On a non-GAAP basis, gross profit margin was 30.2% compared with 41.5% in the prior year period.

●	GAAP operating expenses for the first quarter of 2023 decreased by 7.7% to $37.2 million compared with the prior year period. On a non-GAAP basis, operating expenses also decreased by 8.0% to $32.4 million compared with the prior year period.

●	GAAP net loss for the first quarter of 2023 was $18.9 million, or ($0.38) per basic share, compared with net loss of $5.2 million, or ($0.10) per basic share, for the first quarter of 2022.

●	Non-GAAP net loss for the first quarter of 2023 was $13.4 million, or ($0.27) per basic share, compared with non-GAAP net income of $0.2 million, or $0.00 per diluted share, for the first quarter of 2022.

●	Adjusted EBITDA loss for the first quarter of 2023 was $14.7 million compared with adjusted EBITDA of $1.5 million for the first quarter of 2022. Adjusted EBITDA margin for the first quarter of 2023 was -30.8% compared with 1.8% for the first quarter of 2022.

Second Quarter 2023 Guidance

For the second quarter of 2023, the Company expects revenues to be in the range of $54 million to $59 million and adjusted EBITDA margin between -19% to -27% of revenue. The guidance for revenue and adjusted EBITDA margin includes the impact of the non-cash expense associated with the fair value of the Company’s warrants.

First Quarter Earnings Conference Call Information

The Company will host a conference call today at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investor community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-888-886-7786 or 1-416-764-8658. The toll-free Israeli number is 1 809 468 221. The conference confirmation code is 79530398.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or 1-412-317-6671 (international) and enter confirmation code 79530398. The telephonic replay will be available approximately three hours after the completion of the live call until 11:59 pm ET on Wednesday, May 24, 2023. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

About Kornit Digital

Kornit Digital Ltd. (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashionx and textile production technologies. The Company is writing the operating system for fashion with end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit serves customers in more than one hundred countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the duration and severity of current adverse macro-economic headwinds being caused by supply-chain delays, inflationary pressures, and rising interest rates, which have been impacting, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for its systems; the extent of the Company’s ability to increase sales of its systems, ink and consumables; the extent of the Company’s ability to leverage its global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The Company presents certain non-GAAP financial measures, in this press release and in the accompanying conference call to discuss the Company’s quarterly results. These non-GAAP financial measures reflect adjustments to corresponding GAAP financial measures in order to exclude the impact of the following: share-based compensation expenses; amortization of intangible assets; acquisition related expenses; restructuring expenses; foreign exchange differences associated with ASC 842; and non-cash deferred tax income.

The Company defines “Adjusted EBITDA” as non-GAAP operating income (loss), which reflects the adjustments described in the preceding paragraph, as further adjusted to exclude depreciation expense.

The purpose of the foregoing non-GAAP financial measures is to convey the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The reconciliation tables included below present a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,	December 31,
	2023	2022
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$352,950	$104,597
Short-term bank deposit	101	275,033
Marketable securities	25,948	20,380
Trade receivables, net	72,968	67,360
Inventory	92,727	89,415
Other accounts receivable and prepaid expenses	21,138	22,054
Total current assets	565,832	578,839

LONG-TERM ASSETS:
Marketable securities	244,946	245,970
Deposits and other long-term assets	6,954	5,927
Severance pay fund	301	274
Property, plant and equipment, net	58,717	60,463
Operating lease right-of-use assets	31,910	27,139
Intangible assets, net	9,233	9,890
Goodwill	29,164	29,164
Total long-term assets	381,225	378,827

Total assets	947,057	957,666

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	11,837	14,833
Employees and payroll accruals	14,857	14,255
Deferred revenues and advances from customers	4,663	5,701
Operating lease liabilities	4,975	4,989
Other payables and accrued expenses	30,127	25,592
Total current liabilities	66,459	65,370

LONG-TERM LIABILITIES:
Accrued severance pay	1,349	1,223
Operating lease liabilities	25,363	21,035
Other long-term liabilities	856	1,216
Total long-term liabilities	27,568	23,474

SHAREHOLDERS’ EQUITY	853,030	868,822

Total liabilities and shareholders’ equity	$947,057	$957,666

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2023	2022
	(Unaudited)
Revenues
Products	$31,903	$72,514
Services	15,875	10,779
Total revenues	47,778	83,293

Cost of revenues
Products	20,379	39,237
Services	14,327	10,654
Total cost of revenues	34,706	49,891

Gross profit	13,072	33,402

Operating expenses:
Research and development, net	13,082	14,010
Sales and marketing	15,183	16,531
General and administrative	8,948	9,766
Total operating expenses	37,213	40,307

Operating loss	(24,141)	(6,905)

Financial income, net	5,404	1,799
Loss before taxes on income	(18,737)	(5,106)

Taxes on income	194	91
Net loss	$(18,931)	$(5,197)

Basic loss per share	$(0.38)	$(0.10)

Weighted average number of shares used in computing basic net loss per share	49,887,982	49,658,028

Diluted net loss per share	$(0.38)	$(0.10)

Weighted average number of shares used in computing diluted net loss per share	49,887,982	49,658,028

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2023	2022
	(Unaudited)
Revenues	$47,778	$83,293

GAAP cost of revenues	$34,706	$49,891
Cost of product recorded for share-based compensation (1)	(507)	(449)
Cost of service recorded for share-based compensation (1)	(351)	(385)
Intangible assets amortization on cost of product (3)	(263)	(173)
Intangible assets amortization on cost of service (3)	(160)	(160)
Restructuring expenses (4)	(89)	-
Non-GAAP cost of revenues	$33,336	$48,724

GAAP gross profit	$13,072	$33,402
Gross profit adjustments	1,370	1,167
Non-GAAP gross profit	$14,442	$34,569

GAAP operating expenses	$37,213	$40,307
Share-based compensation (1)	(4,387)	(4,464)
Acquisition related expenses (2)	-	(512)
Intangible assets amortization (3)	(188)	(86)
Restructuring expenses (4)	(206)	-
Non-GAAP operating expenses	$32,432	$35,245

GAAP Financial income, net	$5,404	$1,799
Foreign exchange differences associated with ASC 842	(376)	(649)
Non-GAAP Financial income, net	$5,028	$1,150

GAAP Taxes on income	$194	$91
Non-cash deferred tax income	221	217
Non-GAAP Taxes on income	$415	$308

GAAP net loss	$(18,931)	$(5,197)
Share-based compensation (1)	5,245	5,298
Acquisition related expenses (2)	-	512
Intangible assets amortization (3)	611	419
Restructuring expenses (4)	295	-
Foreign exchange differences associated with ASC 842	(376)	(649)
Non-cash deferred tax income	(221)	(217)
Non-GAAP net income (Loss)	$(13,377)	$166

GAAP diluted loss per share	$(0.38)	$(0.10)
Non-GAAP diluted earnings (loss) per share	$(0.27)	$0.00

Weighted average number of shares
Shares used in computing GAAP diluted net loss per share	49,887,982	49,658,028
Shares used in computing Non-GAAP diluted net earnings (loss) per share	49,887,982	50,955,776

(1) Share-based compensation
Cost of product revenues	$507	$449
Cost of service revenues	351	385
Research and development	1,351	1,189
Sales and marketing	1,363	1,809
General and administrative	1,673	1,466
	$5,245	$5,298
(2) Acquisition related expenses
General and administrative	$-	$512
	$-	$512
(3) Intangible assets amortization
Cost of product revenues	$263	$173
Cost of service revenues	160	160
Sales and marketing	188	86
	$611	$419
(4) Restructuring expenses
Cost of product revenues	$89	$-
Research and development	20	-
Sales and marketing	186	-
	$295	$-

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2023	2022
	(Unaudited)
Cash flows from operating activities:
Net loss	$(18,931)	$(5,197)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,873	2,580
Fair value of warrants deducted from revenues	2,344	8,005
Share-based compensation	5,245	5,298
Amortization of premium and accretion of discount on marketable securities, net	323	528
Realized loss on sale and redemption of marketable securities	40	3
Change in operating assets and liabilities:
Trade receivables, net	(5,608)	(31,193)
Other accounts receivables and prepaid expenses	916	(2,464)
Inventory	(3,023)	(9,036)
Operating leases right-of-use assets and liabilities, net	(457)	(408)
Deferred taxes	-	(305)
Deposits and other long term assets	(1,027)	6
Trade payables	(1,477)	(7,444)
Employees and payroll accruals	737	(6,470)
Deferred revenues and advances from customers	(1,038)	(1,471)
Other payables and accrued expenses	4,340	359
Accrued severance pay, net	99	(189)
Other long-term liabilities	(360)	316
Net cash used in operating activities	$(14,004)	$(47,082)

Cash flows from investing activities:
Purchase of property, plant and equipment	$(3,278)	$(7,462)
Proceeds from (investment in) short-term bank deposits, net	274,932	(410,985)
Proceeds from sales and redemption of marketable securities	4,000	445
Proceeds from maturities of marketable securities	3,572	11,922
Investment in marketable securities	(10,024)	(80,894)
Net cash provided by (used in) investing activities	$269,202	$(486,974)

Cash flows from financing activities:
Exercise of employee stock options	$42	$299
Payments related to shares withheld for taxes	(135)	(510)
Repurchase of ordinary shares	(6,752)	-
Net cash used in financing activities	$(6,845)	$(211)

Increase (decrease) in cash and cash equivalents	$248,353	$(534,267)
Cash and cash equivalents at the beginning of the period	104,597	611,551
Cash and cash equivalents at the end of the period	$352,950	$77,284

Non-cash investing and financing activities:
Purchase of property and equipment on credit	173	1,292
Inventory transferred to be used as property and equipment	365	697
Property, plant and equipment transferred to be used as inventory	653	4
Receipt on account of shares	-	63
Lease liabilities arising from obtaining right-of-use assets	6,037	5,746

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2023	2022
	(Unaudited)

GAAP Revenues	$47,778	$83,293

GAAP Net Loss	(18,931)	(5,197)
Taxes on income	194	91
Financial income	(5,404)	(1,799)
Share-based compensation	5,245	5,298
Intangible assets amortization	611	419
Acquisition related expenses	-	512
Restructuring expenses	295	-
Non-GAAP Operating Loss	(17,990)	(676)
Depreciation	3,262	2,161
Adjusted EBITDA	$(14,728)	$1,485